Exhibit 99.2

No Need for Another App – What Consumers Really Want is Better
Service over Existing Channels, NICE Survey Shows

Frustration arises when customer service cannot deliver a consistent, effortless, and personalized customer journey, but it doesn’t have to be like that

Paramus, New Jersey, March 3, 2015 –The most frustrating aspect of customer service is dealing with service representatives who are not adequately prepared to resolve the issue at hand, according to a recent NICE Systems (NASDAQ: NICE) study of more than 2,000 U.S. adults, conducted online on their behalf by Harris Poll.

“Dissatisfaction arises when organizations cannot deliver a consistent, effortless, and personalized journey across all channels and touch points,” said Miki Migdal, President of the NICE Enterprise Product Group.

According to the survey, while 95 percent of consumers believe that there is a sufficient variety of channels for reaching out to customer service support, their frustration stems from how those channels are managed and connected.

•	30% of consumers attribute customer service woes to the agents not being prepared or lack of skills
•	16% are frustrated when the customer service provider does not know their history or preferences
•	26% are frustrated that it takes too much time and effort to get their issues resolved

Consumers today have high expectations of their service providers, according to data collected in the separate NICE 2014 global customer survey. They demand continuous and consistent service, immediate issue resolution, and service that is tailored to their own specific needs. They also seek an experience that requires minimal effort from them.

Migdal continued: “There are significant opportunities for companies that manage the customer journey to create the perfect experience. Not only does a great experience drive greater customer satisfaction, it helps strengthen their brand. It allows companies to optimize customer engagement for the journeys and channels that align with their business priorities and to save costs by handling interactions more efficiently. NICE’s Customer Engagement Analytics solutions embody the vision that organizations can be ready for every journey and exceed customer expectations.”

Organizations which adopt the approach envisioned by NICE Customer Engagement Analytics (CEA) are empowered to:

•	Gain visibility into the entire customer journey across all channels and touch points
•	Understand their customers’ needs within the context of the engagement
•	Shape the customer journey and drive the right action in real time
•	Ensure that the right person is there at the right time, engaged, knowledgeable, and ready

To learn more about how to create perfect experiences, visit http://goo.gl/Tg3Mva.

Survey Methodology
This survey was conducted online within the United States by Harris Poll on behalf of NICE Systems from January 23-27, 2015 among 2,030 adults ages 18 and older. This online survey is not based on a probability sample and therefore no estimate of theoretical sampling error can be calculated. For complete survey methodology, including weighting variables, please contact Erik Snider, Director of Corporate Communications, NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.